UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2023.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SIX MONTHS ENDED nine months ended September 30, 2023 For Immediate Release SQM REPORTS EARNINGS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

Highlights
•SQM reported net income(1) for the nine months ended September 30, 2023 of US$1,809.5 million compared to US$2,755.3 million for the same period last year. Earnings per share totaled US$6.33 for the nine months ended September 30, 2023.
•Revenues for the nine months ended September 30, 2023, reached US$6,155.9 million compared to US$7,577.0 million reported for the same period last year.
•SQM received IRMA 75, the highest score to date, for its lithium mining operation in the Salar de Atacama.
•Total contribution to the Chilean treasury amounted to approximately US$2.4 billion for the nine months ended September 30, 2023.

SQM will hold a conference call to discuss these results on Thursday, November 16, at 10:00am ET (12:00pm Chile time).
Participant Dial-In (Toll Free): 1-844-282-4852
Participant International Dial-In: 1-412-317-5626
Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=o4InH7e7
Santiago, Chile. November 15, 2023.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the nine months ended September 30, 2023, of US$1,809.5 million (US$6.33 per ADR), a decrease of approximately 34.3% from US$2,755.3 million (US$9.65 per ADR) for the nine months ended September 30, 2022.
Gross profit(2) reached US$2,674.3 million (43.4% of revenues) for the nine months ended September 30, 2023, lower than US$4,094.8 million (54.0% of revenues) recorded for the nine months ended September 30, 2022. Revenues totaled US$6,155.9 million for the nine months ended September 30, 2023, representing a decrease of approximately 18.8% compared to US$7,577.0 million reported for the nine months ended September 30, 2022.
The Company also announced earnings for the third quarter of 2023 of US$479.4 million (US$1.68 per share), a decrease of approximately 56.4% compared to US$1,099.9 million (US$3.85 per share) for the third quarter of 2022. Gross profit for the third quarter of 2023 reached US$753.6 million, approximately 53.8% lower than the US$1,632.7 million reported for the third quarter 2022. Revenues totaled US$1,840.3 million for the third quarter of 2023, a decrease of approximately 37.8% compared to US$2,958.3 million for the third quarter of 2022.
SQM’s Chief Executive Officer, Ricardo Ramos, stated: “The third quarter 2023 results were impacted by significantly lower average sales prices in lithium and fertilizer business lines, partially offset by higher sales volumes, when compared to the same period last year, and higher iodine sales prices. When compared to the second quarter this year, our third quarter earnings were lower by 17%, mainly due to lower realized lithium prices. We continue to see strong fundamentals behind long-term lithium demand growth, supported by strong EV sales volumes and decarbonization targets across the globe. However, the excess of inventory accumulated across battery and lithium chemical supply chains, particularly in Asia, as well as additional lithium supply, have put pressure on lithium market prices and could continue to have a negative impact on lithium prices in the short-term".
He continued by saying: "As we continue with our expansions in Chile, our lithium carbonate capacity has reached 200,000 metric ton per year, and we expect to complete the expansion to 210,000 metric tons in the beginning of 2024, earlier than anticipated. This will enable us to redirect our attention to lithium production cost, ensuring that we maintain our cost competitive position. In Australia, the first production of spodumene concentrate at Mt. Holland is expected during this quarter, while in China, we have commenced lithium hydroxide production from lithium sulfate".

SQM S.A. 3Q2023 Earnings release	1

He finished by saying: "In September this year, our operations in the Salar de Atacama received IRMA 75 from the Initiative for Responsible Mining Assurance (IRMA), making us the first lithium company to reach this level. The on-site audit took place last year, as SQM committed to an independent assessment of its Salar de Atacama operations to provide increased transparency for all stakeholders. The ranking is an additional reinforcement of SQM’s commitment to transparency of its operations and to produce the world's most sustainable lithium. We will continue our collaboration with the communities surrounding the Salar de Atacama and to work on further reducing our environmental footprint".

SQM´s total contribution to the Chilean treasury reached close to US$2.4 billion for the first nine months of 2023, including payments related to the public-private alliance with CORFO.
Segment Analysis
Lithium and Derivatives
Revenues for lithium and derivatives totaled US$4,388.7 million during the nine months ended September 30, 2023, a decrease of 22.0% compared to US$5,627.8 million recorded for the nine months ended September 30, 2022.
Revenues for lithium and derivatives during the third quarter 2023 amounted to US$1,277.9 million, a decrease of 45.3% compared to US$2,334.9 million in the third quarter of 2022.
Lithium and Derivatives Sales Volumes and Revenues:

		9M2023	9M2022	2023/2022
Lithium and Derivatives	Th. MT	118.7	113.8	4.9	4%
Lithium and Derivatives Revenues	MUS$	4,388.7	5,627.8	(1,239.2)	(22)%

		3Q2023	3Q2022	2023/2022
Lithium and Derivatives	Th. MT	43.3	41.6	1.7	4%
Lithium and Derivatives Revenues	MUS$	1,277.9	2,334.9	(1,057.0)	(45)%

We reported higher sales volumes during the third quarter 2023, reaching historical high level of over 43,300 metric tons and almost 4% higher when compared to the same period last year. Revenues in the lithium business line were affected by almost 47% lower average price reported during the quarter when compared to average prices seen during the third quarter 2022. Most of our sales contracts are tied to price indices that mirror market price trends, and these indices have experienced a notable decrease since the start of the current year. We believe this trend could continue for the reminder of the year. Given the stock levels of battery materials and lithium chemicals, and an additional lithium supply which entered the market during the year, our sales volumes in the fourth quarter 2023 could ultimately be similar or lower than the sales volumes reported during the third quarter 2023.
Gross profit(2) for the Lithium and Derivatives segment accounted for approximately 74% of SQM’s consolidated gross profit for the nine months ended September 30, 2023.
Specialty Plant Nutrition (SPN)
Revenues from our Specialty Plant Nutrition business line for the nine months ended September 30, 2023, totaled US$690.2 million, representing a 23.2% decrease when compared to US$898.1 million reported for the nine months ended September 30, 2022.
Revenues from our Specialty Plant Nutrition business line during the third quarter 2023 reached US$221.7 million, a decrease of 24.2% compared to US$292.5 million reported in the third quarter 2022.

SQM S.A. 3Q2023 Earnings release	2

Specialty Plant Nutrition Sales Volumes and Revenues:

		9M2023	9M2022	2023/2022
Specialty Plant Nutrition Total Volumes	Th. MT	614.3	648.6	(34.4)	(5)%
Sodium Nitrate	Th. MT	15.5	12.9	2.6	21%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	316.5	371.1	(54.6)	(15)%
Specialty Blends	Th. MT	181.2	167.6	13.6	8%
Other specialty plant nutrients (*)	Th. MT	101.1	97.1	4.0	4%
Specialty Plant Nutrition Revenues	MUS$	690.2	898.1	(208.0)	(23)%

		3Q2023	3Q2022	2023/2022
Specialty Plant Nutrition Total Volumes	Th. MT	224.4	207.9	16.5	8%
Sodium Nitrate	Th. MT	6.7	6.4	0.3	4%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	104.1	108.5	(4.4)	(4)%
Specialty Blends	Th. MT	81.8	62.3	19.5	31%
Other specialty plant nutrients (*)	Th. MT	31.8	30.6	1.2	4%
Specialty Plant Nutrition Revenues	MUS$	221.7	292.5	(70.8)	(24)%
*Includes trading of other specialty fertilizers.
The revenues from the specialty plant nutrition business line during the third quarter of 2023 were impacted by significantly lower average sales prices when compared to the same period of 2022. We believe that downward price trend observed during this year could have concluded and market prices might have reached the bottom. The demand recovery seen during the third quarter is anticipated to continue for the reminder of the year and extend into 2024. This could result in a strong potassium nitrate market demand growth during 2024 when compared to 2023.
Gross profit(2) for SPN segment accounted for approximately 7% of SQM’s consolidated gross profit for the nine months ended September 30, 2023.
Iodine and Derivatives
Revenues from sales of iodine and derivatives during the nine months ended September 30, 2023, totaled US$674.0 million, an increase of 24.4% compared to US$541.8 million reported for the nine months ended September 30, 2022.
Iodine and derivatives revenues for the third quarter 2023 amounted to US$213.0 million, a decrease of 1.0% compared to US$215.1 million recorded during the third quarter 2022.
Iodine and Derivative Sales Volumes and Revenues:

		9M2023	9M2022	2023/2022
Iodine and Derivatives	Th. MT	9.8	9.6	0.2	2%
Iodine and Derivatives Revenues	MUS$	674.0	541.8	132.2	24%

		3Q2023	3Q2022	2023/2022
Iodine and Derivatives	Th. MT	3.2	3.4	(0.2)	(6)%
Iodine and Derivatives Revenues	MUS$	213.0	215.1	(2.1)	(1)%
The iodine and derivatives business revenues during the third quarter 2023 were slightly lower compared to the same period last year as result of lower sales volumes partially offset by higher realized sales prices. Our sales prices increased almost 6% year on year, however, the high sales price environment observed during the last quarters has been impacting the demand of the most price-sensitive applications. As a result, we have seen iodine price to start decreasing slightly and expect that this price trend could continue into the fourth quarter 2023 with our realized prices being marginally lower when compared to the third quarter 2023. We continue to see a strong demand growth in the X-ray contract media segment and expect the demand for industrial uses to begin its recovery, starting 2024.

SQM S.A. 3Q2023 Earnings release	3

Gross profit(2) for the Iodine and Derivatives segment accounted for approximately 16% of SQM’s consolidated gross profit for the nine months ended September 30, 2023.
Potassium
Potassium revenues for the nine months ended September 30, 2023, totaled US$228.2 million, lower than revenues reported during the nine months ended September 30, 2022, which totaled US$356.7 million, representing a 36.0% decrease.
Potassium revenues during the third quarter of 2023 increased 24.9%, reaching US$75.2 million, compared to US$60.2 million for the third quarter of 2022.
Potassium Sales Volumes and Revenues:

		9M2023	9M2022	2023/2022
Potassium	Th. MT	430.5	382.0	48.5	13%
Potassium Revenues	MUS$	228.2	356.7	(128.4)	(36)%

		3Q2023	3Q2022	2023/2022
Potassium	Th. MT	168.7	62.7	106.1	169%
Potassium Revenues	MUS$	75.2	60.2	15.0	25%
Potassium revenues during the third quarter 2023 increased almost 25% when compared to the same period last year, as a result of significantly higher sales volumes partially offset by lower average sales prices. We believe that the price decrease could have a positive impact on global potash market demand resulting in a growth of approximately 10 million metric tons during this year when compared to 2022. We expect to sell over 500,000 metric tons of potassium during 2023.
Gross profit(2) for Potassium segment accounted for approximately 2% of SQM’s consolidated gross profit for the nine months ended September 30, 2023.
Industrial Chemicals
Industrial chemicals revenues for the nine months ended September 30, 2023, reached US$156.4 million, 19.2% higher than US$131.2 million recorded for the nine months ended September 30, 2022.
Industrial chemicals revenues for the third quarter of 2023 totaled US$43.4 million, an increase of 4.0% compared to US$45.2 million for the third quarter of 2022.
Industrial Chemicals Sales Volumes and Revenues:

		9M2023	9M2022	2023/2022
Industrial Nitrates	Th. MT	168.1	119.5	48.6	41%
Industrial Chemicals Revenues	MUS$	156.4	131.2	25.2	19%

		3Q2023	3Q2022	2023/2022
Industrial Nitrates	Th. MT	48.5	49.6	(1.1)	(2)%
Industrial Chemicals Revenues	MUS$	43.4	45.2	(1.8)	(4)%
Industrial chemicals revenues during the third quarter 2023 were lower when compared to revenues reported during the same period last year as a result of lower sales volumes. During the third quarter 2023 we completed the delivery of solar salts to the concentrated solar power plant project in the Middle East. The total amount of solar salts supplied under this contract during 2020-2023 amounted to over 430,000 metric tons, including over 105,000 metric tons shipped in 2023.
Gross profit(2) for the Industrial Chemicals segment accounted for approximately 1% of SQM’s consolidated gross profit for the nine months ended September 30, 2023.

SQM S.A. 3Q2023 Earnings release	4

Other Commodity Fertilizers & Other Income
Revenues from sales of other commodity fertilizers and other income reached US$18.3 million for the nine months ended September 30, 2023, a decrease compared to US$21.4 million for the nine months ended September 30, 2022.
Financial Information
Cost of Sales
Cost of sales, excluding total depreciation and amortization expenses, amounted to US$3,276.6 million for the nine months ended September 30, 2023, an decrease of 0.8% compared to US$3,303.4 million for the same period in 2022.
Administrative Expenses
Administrative expenses totaled US$126.8 million (2.1% of revenues) for the nine months ended September 30, 2023, compared to US$102.3 million (1.4% of revenues) for the nine months ended September 30, 2022.
Financial Indicators
Net Financial Expenses
Net financial expenses for the nine months ended September 30, 2023 totaled US$3.9 million, compared to net financial expenses of US$47.5 million for the nine months ended September 30, 2022.
Income Tax Expense
For the nine months ended September 30, 2023, the income tax expense reached US$719.3 million, representing an effective tax rate of 28.4%, compared to an income tax expense of US$1,119.6 million during the nine months ended September 30, 2022. The Chilean corporate tax rate was 27.0% in 2022 and 2023.
Adjusted EBITDA(3)
Adjusted EBITDA for the nine months ended September 30, 2023, was US$2,752.5 million (Adjusted EBITDA margin of 44.7%), compared to US$4,171.2 million (Adjusted EBITDA margin of 55.1%) for the nine months ended September 30, 2022.
Adjusted EBITDA for the third quarter of 2023, was US$788.2 million (Adjusted EBITDA margin of 42.8%), compared to US$1,660.3 million (Adjusted EBITDA margin of 56.1%) for the third quarter of 2022.
Notes:
1)Net income refers to the comprehensive income attributable to controlling interests.
2)A significant portion of SQM’s cost of sales are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
3)Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements

SQM S.A. 3Q2023 Earnings release	5

necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.
We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

	For the 3rd quarter		For the nine months ended September 30,
(US$millions)	2023	2022	2023	2022

Profit for the Period	481.6	1,102.8	1,813.9	2,761.7
(+) Depreciation and amortization expenses	74.7	63.0	204.9	178.8
(+) Finance costs	30.3	16.6	89.6	65.4
(+) Income tax expense	216.1	451.5	719.3	1,119.6
EBITDA	802.6	1,634.0	2,827.7	4,125.5
(-) Other income	4.2	2.7	36.4	7.6
(-) Other gains (losses)	(1.1)	(0.0)	0.2	(0.4)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	1.8	3.3	(0.9)	17.5
(+) Other Expenses	(5.8)	(31.8)	(27.8)	(56.3)
(+) Impairment of financial assets and reversal of impairment losses	(0.6)	2.7	(2.2)	(5.7)
(-) Finance income	34.0	8.2	85.7	17.9
(-) Foreign currency translation differences	(18.2)	(11.5)	(16.2)	(26.3)
Adjusted EBITDA	788.2	1,660.3	2,752.5	4,171.2

SQM S.A. 3Q2023 Earnings release	6

Consolidated Statement of Financial Position

	As of Sep. 30,	As of Dec. 31,
(US$Millions)	2023	2022

Total Current Assets	6,232.4	6,991.5
Cash and cash equivalents	1,185.4	2,655.2
Other current financial assets	1,585.9	961.4
Accounts receivable (1)	1,082.7	1,169.0
Inventory	1,868.1	1,784.3
Others	510.3	421.6

Total Non-current Assets	4,738.2	3,827.6
Other non-current financial assets	11.9	32.1
Investments in related companies	89.8	54.4
Property, plant and equipment	3,390.0	2,726.8
Other Non-current Assets	1,246.4	1,014.2

Total Assets	10,970.6	10,819.1

Total Current Liabilities	2,729.8	3,051.5
Short-term debt	1,145.0	523.0
Others	1,584.8	2,528.5

Total Long-Term Liabilities	2,957.5	2,835.6
Long-term debt	2,476.0	2,394.2
Others	481.5	441.3

Shareholders’ Equity before Minority Interest	5,245.7	4,896.6

Minority Interest	37.6	35.4

Total Shareholders’ Equity	5,283.3	4,932.0

Total Liabilities & Shareholders’ Equity	10,970.6	10,819.1

Liquidity (2)	2.3	2.3
__________________________________________
(1)Accounts receivable + accounts receivable from related companies
(2)Current assets / current liabilities

SQM S.A. 3Q2023 Earnings release	7

Consolidated Statement of Income

	For the 3rd quarter		For the nine months ended Sep. 30,
(US$Millions)	2023	2022	2023	2022

Revenues	1,840.3	2,958.3	6,155.9	7,577.0

Lithium and Lithium Derivatives	1,277.9	2,334.9	4,388.7	5,627.8
Specialty Plant Nutrition (1)	221.7	292.5	690.2	898.1
Iodine and Iodine Derivatives	213.0	215.1	674.0	541.8
Potassium	75.2	60.2	228.2	356.7
Industrial Chemicals	43.4	45.2	156.4	131.2
Other Income	9.1	10.5	18.3	21.4

Cost of Sales	(1,012.0)	(1,262.6)	(3,276.6)	(3,303.4)
Depreciation and Amortization	(74.7)	(63.0)	(204.9)	(178.8)

Gross Profit	753.6	1,632.7	2,674.3	4,094.8

Administrative Expenses	(40.1)	(35.4)	(126.8)	(102.3)
Financial Expenses	(30.3)	(16.6)	(89.6)	(65.4)
Financial Income	34.0	8.2	85.7	17.9
Exchange Difference	(18.2)	(11.5)	(16.2)	(26.3)
Other	(1.4)	(23.1)	5.8	(37.3)

Income Before Taxes	697.6	1,554.3	2,533.2	3,881.3

Income Tax	(216.1)	(451.5)	(719.3)	(1,119.6)

Net Income before minority interest	481.6	1,102.8	1,813.9	2,761.7

Minority Interest	(2.2)	(2.9)	(4.4)	(6.5)

Net Income	479.4	1,099.9	1,809.5	2,755.3
Net Income per Share (US$)	1.68	3.85	6.33	9.65
__________________________________________
(1)Includes other specialty fertilizers

SQM S.A. 3Q2023 Earnings release	8

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.
For further information, contact:
Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com
Irina Axenova 56-2-24252280 / irina.axenova@sqm.com
Isabel Bendeck 56-2-24252074 / isabel.bendeck@sqm.com
For media inquiries, contact:
Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, Salar Futuro Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SQM S.A. 3Q2023 Earnings release	9

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: November 15, 2023	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO
Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

SQM S.A. 3Q2023 Earnings release	10